United States Commodity Funds Trust I

1999 Harrison Street, Suite 1530

Oakland, California 94612

(510) 522-9600

December 30, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E. Washington, D.C. 20549

Re:	United States Commodity Funds Trust I

Registration Statement on Form S-1 (Registration No. 333-177188)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), United States Commodity Funds Trust I (the “Trust”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement on Form S-1 (File No. 333-177188), together with all amendments and exhibits thereto, originally filed on October 6, 2011 and declared effective on June 10, 2013 ( the “Registration Statement”). The Registration Statement was filed with respect to units of the United States Asian Commodities Basket Fund (“UAC”), which is a series of the Trust. The Trust also hereby requests that the Registration Statement on Form 8-A filed with respect to units of UAC with the Commission on February 14, 2013 (“Form 8-A”) be withdrawn effective immediately.

The Trust has determined not to pursue the offering to which the Registration Statement relates because of unfavorable market conditions. The Trust confirms that no securities have been sold pursuant to the Registration Statement.

The Trust requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement and Form 8-A (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to W. Thomas Conner of Reed Smith LLP by email at tconner@reedsmith.com or by fax at (804) 344-3410.

If you have any questions with respect to this matter, or if you require any additional information, please contact W. Thomas Conner of Reed Smith LLP at (202) 414-9208.

Sincerely,

UNITED STATES COMMODITY FUNDS TRUST I

By: United States Commodity Funds LLC, its Sponsor

By: /s/Howard Mah_________________________________

Howard Mah

Management Director and Chief Financial Officer

(Principal Accounting Officer)